

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2010

Via U.S. Mail and Facsimile

Robert G. Jones
President and Chief Executive Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

> **Re:** **Old National Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-15817**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 6. Selected Financial Data, page 19

1. Please revise your disclosure, here and throughout your document, to discuss your interest income measures on a GAAP basis as well as the fully taxable equivalent basis. Refer to Items 301 and 303 of Regulation S-K. Additionally, please clarify why the taxable equivalent adjustment does not

approximate the amounts reported in Note 11 to your Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Non-Interest Income, page 25

2. Please revise your discussion to address the reasons for the increase in gains on sales of investment securities during 2009. Please also discuss the reasons for your increased sales of securities during the period.

Provision for Income Taxes, page 28

3. Given the increase in your state tax benefit during 2009 from prior periods disclosed in Note 11 to your Consolidated Financial Statements, please revise your discussion here to address the reasons for the increase.

Risk Management
Credit Risk
Lending Activities, page 36

4. Please revise future filings to provide a more comprehensive discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARMs, and/or sub-prime loans, including how you define that term.

5. In light of your disclosure elsewhere about transfers of financing leases to held for sale classification, please revise to discuss your involvement in this area of underwriting and to quantify the amount of such leases held in your portfolio.

Asset Quality, page 37

6. Please revise your ratios presented in your tabular disclosure to separately present information related to your loans held for sale since the credit deterioration for these assets is accounted for separately from the gross loan portfolio held for investment and the related allowance for loan losses.

7. Please revise to disclose the types of modifications you make to loans that you do not consider to be troubled debt restructurings and disclose your basis for concluding such modifications do not constitute troubled debt restructurings. Quantify amounts of loans subject to such modifications and provide this disclosure by major portfolio type.

Allowance for Loan Losses, page 39

8. Please revise your tabular disclosures here and on page 40 to separately present commercial loans and commercial real estate, similar to the loan portfolio breakdown on page 31. Refer to Instruction 3 to Item IV.A of Industry Guide 3. Considering the significance of charge-offs related to your acquisition and development portfolio of $18.8 million to your total gross charge-offs of $78.6 million, please revise to separately present this category for all related disclosures as well.

Critical Accounting Policies
Allowance for Loan Losses, page 45

9. You disclose on page 46 that "Management's analysis of probable losses in the portfolio at December 31, 2009, resulted in a range for allowance for loan losses of $7.4 million with the potential effect to net income ranging from a decrease of $1.0 million to an increase of $3.9 million." We believe this provides helpful disclosure. In order to provide greater transparency into this disclosure, please address the following:

    •   Please revise your future filings to clarify what the variability in the range of $7.4 million was meant to encompass. For instance, revise to clarify whether the variability in your estimation represented by the range of $7.4 million was related to your general reserves, specific reserves, or your entire allowance. If the variability was meant to relate solely to your migration analysis discussed in the preceding paragraph, revise your future filings to clarify that fact.

- If possible, please revise your future filings to more clearly explain the degree of likelihood which is captured in the range of $7.4 million.

- Please revise your future filings to identify the assumptions which were subjected to upward or downward sensitivity adjustment to compute the range.

- Based on your disclosure, it appears the potential range of impact to your net income was only $4.9 million compared to the range of impact to your balance sheet of $7.4 million. Please revise your future filings to clarify whether the difference was solely due to the tax effects, and if not, identify the other causes.

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Financial Statements
Note 2 – Acquisition Activity, page 66

10. Please revise to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed that reconciles to the purchase price. Refer to ASC 805-20-50-1(c) and ASC 805-20-55-41.

Note 3 – Investment Securities, page 67

11. Footnote (1) to your table at the bottom of page 71 indicates that if the Moody's rating was not available, you used the lowest rating. Please revise to clearly disclose whether you utilize ratings from any other agencies aside from Moody's. If not, please disclose why you do not utilize any other ratings source. If so, revise the table to present the lowest rating for each security if not already disclosed and discuss how you consider this information in your determination of whether other than temporary impairment is present.

12. In order to provide greater transparency into your conclusion that certain of your trust preferred were not credit impaired, please address the following:

- In future filings, please revise to contrast your analysis of the securities on which you reported credit impairments as compared to securities in which you did not recognize credit impairments.

- Please provide us and consider disclosing in future filings a table detailing the following information for all of your trust preferred securities, including those for which you did not record impairment: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Note 4 – Loans Held For Sale, page 72

13. Please revise to disclose the reasons for the transfer of financing leases back to the held for investment portfolio after only one quarter as held for sale. In light of the losses on the sale of similar leases, clarify whether you recorded any losses on the leases in connection with the transfer back to the held for investment portfolio at the lower of cost or market and quantify such losses, if applicable.

Note 11 – Income Taxes, page 79

14. Please revise to provide more detailed disclosure of the items comprising the $22 million in 2009 and $20 million in 2007 of other deferred income tax.

Item 11. Executive Compensation, page 106

General

15. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Annual Incentive Compensation, page 26 of Definitive Proxy Statement on Schedule
14A

16. We note the considerations of the Board in approving the discretionary bonus
payments. One consideration was that executive officers had not received an
increase in base salary in 2009; however, the summary compensation table on
page 34 does appear to show an increase in base salary. Please tell us why
this disclosure does not seem to reconcile.

17. Another consideration was the "need to retain and motivate our executive
officers." Please explain to the staff and disclose in future filings, if
applicable, how the Board determined an award under the Short Term
Incentive Plan would better serve to retain and motivate executive officers
than a longer term award.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Management and Others, page 55 of Definitive Proxy Statement
on Schedule 14A

18. We note the disclosure regarding certain transactions between related persons
and the company's subsidiaries. We also note your apparent reliance on
Instruction 4.c. to Item 404(a) of Regulation S-K. Please note that this
instruction applies only to loans to related persons. Thus, to the extent related
persons have entered into transactions not covered by the instruction, please
provide the disclosure required by Item 404(a). In addition, to the extent that
loans have been extended to related persons, please confirm, and revise future
filings to disclose, if accurate, that the loans were made on substantially the
same terms, including interest rates and collateral, as those prevailing at the
time for comparable loans with persons not related to the lender.

Exhibits

19. We note the disclosure in your definitive proxy statement indicating that you
have entered into employment agreements with each of the named executive
officers. However, it does not appear that the employment agreement for
Allen R. Mounts has been filed as an exhibit to the Form 10-K. Please tell us
why the agreement has not been filed as an exhibit and confirm that future

filings will include all applicable employment agreements. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney